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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-K

                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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Date of Report (Date of Earliest Event Reported): March 12, 2001


                               EB2B COMMERCE, INC.
               (Exact Name of Registrant as Specified in Charter)


        NEW JERSEY                  0-10039              22-2267658
(State or Other Jurisdiction of   (Commission          (I.R.S. Employer
     Incorporation)               File Number)        Identification Number)



    757 Third Avenue, New York, New York                       10017
    (Address of Registrant's Principal Executive Offices)    (Zip Code)

                                 (212) 703-2000
              (Registrant's telephone number, including area code)

                                 Not applicable
          (Former name or former address, if changed since last report)

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ITEM 5. OTHER EVENTS

     On March 12, 2001, eB2B Commerce, Inc. (the "Company") announced that it extended to May 1, 2001 its offer to certain private investors to convert preferred stock and exercise warrants for the purpose of simplifying the capital structure of the Company. The extension is described in a press release of the Company, dated March 12, 2001, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

Exhibits:

     A.   Press release, dated March 12, 2001.

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                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2001

                                   eB2B Commerce, Inc.


                                   By:    /s/ John J. Hughes, Jr., Esq.
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                                   Name:  John J. Hughes, Jr., Esq.
                                   Title: Executive Vice President
                                          and General Counsel